Exhibit 99.1

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Assets
Current assets:
Cash	$3,789,806	$5,525,430
Restricted cash	209,622	209,317
Accounts receivable	3,256,687	2,750,214
Inventories	1,967,824	2,023,456
Prepaid expenses and other current assets	1,737,454	1,474,405
Total current assets	10,961,393	11,982,822

Non-current assets:
Property, plant and equipment, net	681,342	198,901
Intangible asset, net	103,768	38,183
Operating right-of-use assets, net	1,441,593	1,659,297
Finance lease right-of-use asset	15,915	17,788
Deferred tax assets, net	488,190	287,394
Other non-current assets	3,733,073	3,753,646
Total non-current assets	6,463,881	5,955,209
TOTAL ASSETS	$17,425,274	$17,938,031

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,567,890	$2,175,974
Advance from customers	151,594	207,293
Accrued expenses and other current liabilities	1,333,630	1,523,843
Taxes payable	27,248	24,974
Operating lease liabilities – current	517,985	506,061
Finance lease liabilities – current	4,682	4,454
Total current liabilities	4,603,029	4,442,599

Non-current liabilities:
Operating lease liabilities – non current	961,965	1,184,056
Finance lease liabilities – non current	11,739	13,709
Total non – current liabilities	973,704	1,197,765
TOTAL LIABILITIES	$5,576,733	$5,640,364

Commitments and Contingencies	—	—

Shareholders’ equity
Class A ordinary shares, par value of US$0.0005 per share; 495,000,000 shares authorized, 6,581,250 shares issued and outstanding as of September 30, 2024 and March 31, 2024*	3,291	3,291
Class B ordinary shares, par value of US$0.0005 per share; 5,000,000 shares authorized, 5,000,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024*	2,500	2,500
Additional paid-in capital	4,855,795	4,855,795
Statutory reserve	813,235	813,235
Retained earnings	7,747,463	8,491,783
Accumulated other comprehensive loss	(1,573,743)	(1,868,937)
Total shareholders’ equity	11,848,541	12,297,667
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,425,274	$17,938,031

*	Retrospectively reflect the changes in class of shares effective on September 10, 2024

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS
(Amount in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2024	2023
Net revenue	$9,218,459	$7,503,520
Cost of revenue	(6,470,715)	(5,223,159)
Gross profit	2,747,744	2,280,361

Operating expenses:
Selling expenses	(752,926)	(473,636)
General and administrative expenses	(2,468,416)	(1,753,179)
Research and development expenses	(332,155)	(338,038)
Total operating expenses	(3,553,497)	(2,564,853)

Loss from operations	(805,753)	(284,492)

Other (expenses)/income:
Other non-operating (expenses)/income, net	(34,766)	51,628
Government subsidies	138,845	-
Foreign currency exchange (losses)/gains	(241,996)	539,844
Financial and interest expenses, net	7,530	35,783
Total other (expenses)/income	(130,387)	627,255

(Loss)/income before income tax expense	(936,140)	342,763
Income tax benefit	191,820	70,851
Net (loss)/income	(744,320)	413,614

Other comprehensive income/(loss)
Foreign currency translation adjustment	295,194	(636,978)
Total comprehensive loss	$(449,126)	$(223,364)

(Loss)/earnings per share
Basic and Diluted	$(0.06)	$0.04

Weighted average number of ordinary shares
Basic and Diluted	11,581,250	10,000,000

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in U.S. dollars, except for number of shares)

									Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional paid-in	Statutory	Retained	other comprehensive	Total shareholders’
	Share*	Amount	Share*	Amount	receivable	capital	reserves	earnings	loss	equity
Balance as of March 31, 2023	5,000,000	$2,500	5,000,000	$2,500	$(5,000)	$1,236,773	$813,235	$10,214,692	$(1,345,687)	$10,919,013
Net income	-	-	-	-	-	-	-	413,614	-	413,614
Capital contribution by shareholder	-	-	-	-	5,000	-	-	-	-	5,000
Foreign currency translation	-	-	-	-	-	-	-	-	(636,978)	(636,978)
Balance as of September 30, 2023	5,000,000	$2,500	5,000,000	$2,500	$-	$1,236,773	$813,235	$10,628,306	$(1,982,665)	$10,700,649

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Statutory	Retained	other comprehensive	Total shareholders’
	Share*	Amount	Share*	Amount	capital	reserves	earnings	loss	equity
Balance as of March 31, 2024	6,581,250	$3,291	5,000,000	$2,500	$4,855,795	$813,235	$8,491,783	$(1,868,937)	$12,297,667
Net loss	-	-	-	-	-	-	(744,320)	-	(744,320)
Foreign currency translation	-	-	-	-	-	-	-	295,194	295,194
Balance as of September 30, 2024	6,581,250	$3,291	5,000,000	$2,500	$4,855,795	$813,235	$7,747,463	$(1,573,743)	$11,848,541

*	Retrospectively reflect the changes in class of shares effective on September 10, 2024

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	$(744,320)	$413,614
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Inventories write-down	108,257	73,643
Depreciation and amortization	108,167	114,208
Amortization of right-of-use asset	259,582	251,865
Loss from disposal of fixed assets	1,497	595
Deferred tax benefits	(191,820)	(79,198)
Foreign currency exchange losses/(gains)	189,653	(539,844)
Changes in operating assets and liabilities:
Accounts receivable	(479,077)	(47,683)
Inventories	(10,449)	164,072
Prepaid expenses and other current assets	(221,742)	(223,354)
Other non-current assets	54,925	-
Accounts payable	336,256	418,473
Advance from customers	(56,965)	(60,075)
Taxes payable	1,453	(4,408)
Accrued expenses and other current liabilities	(223,442)	(39,341)
Operating lease liabilities	(250,801)	(244,763)
Financing lease liabilities	(2,208)	-
Net cash (used in)/provided by operating activities	(1,121,034)	197,804

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(44,006)	(52,025)
Purchase of land	(539,513)	-
Purchase of intangible asset	(83,346)	(19,217)
Net cash used in investing activities	(666,865)	(71,242)

CASH FLOWS FORM FINANCING ACTIVITIES
Repayments of long-term bank loans	-	(39,817)
Payment for deferred initial public offering costs	-	(366,094)
Capital contribution by shareholder	-	5,000
Net cash used in financing activities	-	(400,911)

Effect of exchange rate changes on cash and restricted cash	52,580	(63,670)

Net change in cash and restricted cash	(1,735,319)	(338,019)
Cash and restricted cash, beginning of the period	5,734,747	7,717,615
Cash and restricted cash, end of the period	$3,999,428	$7,379,596

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$-	$(39,402)
Cash paid for interest	$-	$(228)
Cash paid for operating lease	$(287,263)	$(288,667)

The following tables provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	September 30,	September 30,
	2024	2023
Cash, beginning of the period	$5,525,430	$7,708,310
Restricted cash, beginning of period	209,317	9,305
Total cash and restricted cash, beginning of period	$5,734,747	$7,717,615

	September 30,	September 30,
	2024	2023
Cash, end of the period	$3,789,806	$7,370,501
Restricted cash, end of period	209,622	9,095
Total cash and restricted cash, end of period	$3,999,428	$7,379,596

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

CCSC Technology International Holdings Limited (“CCSC Cayman” or the “Company”), through its direct wholly-owned subsidiaries, is principally engaged in the manufacturing and sale of interconnect products, including connectors, cables and wire harnesses. The majority of the Company’s products are sold in Europe and Asia. The Company produces both OEM (“original equipment manufacturer”) and ODM (“original design manufacture”) interconnect products for manufacturing companies that produce end products, as well as for electronic manufacturing services (“EMS”) companies, who procure and assemble products on behalf of such companies.

(b)	Organization

CCSC Cayman was incorporated as an ultimate holding company in the Cayman Islands on October 19, 2021.

CCSC Cayman owns 100% equity interests in CCSC Group Limited (“CCSC Group”), a limited liability company established as an investment holding company under the laws of the British Virgin Islands (“BVI”) on October 19, 2021.

CCSC Cayman and CCSC Group are currently not engaged in any active business operations and are merely acting as holding companies.

CCSC Technology Doo Beograd (“CCSC Technology Serbia”), a wholly-owned subsidiary of CCSC Group, was incorporated on February 27, 2024 in Republic of Serbia (“Serbia”).

CCSC Technology Group Limited (“CCSC Technology Group”), a wholly-owned subsidiary of CCSC Group, was incorporated on December 31, 1992 in Hong Kong, China under its former name, Leoco (H.K.) Limited, which was subsequently changed to its current name on December 5, 2019.

CCSC Technology Group has three direct wholly-owned subsidiaries in the PRC and the Netherlands as follows:

●	Dongguan CCSC Interconnect Electronic Technology Limited. (“CCSC Interconnect DG”), a company incorporated on June 28, 1993 in Dongguan, China;

●	CCSC Interconnect Technology Limited (“CCSC Interconnect HK”), a company incorporated on July 3, 2007 in Hong Kong, China; and

●	CCSC Interconnect Technology Europe B.V. (“CCSC Interconnect NL”), a company incorporated on March 14, 2016 in the Netherlands.

A reorganization of the Company’s legal structure (“Reorganization”) was completed on March 17, 2022. Prior to the Reorganization described below, CCSC Technology Group was controlled by several individual shareholders. The Reorganization involved the incorporation of CCSC Cayman and CCSC Group and the transfer of the 100% interest of CCSC Technology Group from its individual shareholders to CCSC Group. As a result of this Reorganization, CCSC Group, CCSC Technology Group and its subsidiaries became wholly-owned subsidiaries of the Company.

Upon the completion of the above Reorganization, the Company became the ultimate holding company of all other entities mentioned above. The Company is effectively controlled by the same group of controlling shareholders before and after the Reorganization; therefore, the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the period presented comprise those of the previous separate entries combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(b)	Organization (cont.)

The unaudited condensed consolidated financial statements of the Company include the following entities:

Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
CCSC Cayman	October 19, 2021	Cayman Islands	Parent	Investment holding
CCSC Group	October 19, 2021	BVI	100%	Investment holding
CCSC Technology Group	December 31, 1992	Hong Kong	100%	Sale of interconnect products
CCSC Interconnect HK	July 3, 2007	Hong Kong	100%	Sale of interconnect products
CCSC Interconnect DG	June 28, 1993	Mainland China	100%	Manufacturing of interconnect products
CCSC Interconnect NL	March 14, 2016	Netherlands	100%	Purchase of components
CCSC Technology Serbia	February 27, 2024	Serbia	100%	Manufacture of other electrical equipment

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

(b)	Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All inter-company balances and transactions are eliminated upon consolidation.

(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant accounting estimates include, but are not limited to allowance for credit losses, inventory write-down, useful lives of property, plant and equipment and intangible assets, recoverability of long-lived assets, and realization of deferred income taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)	Foreign currencies and foreign currency translation

The functional currency and reporting currency of the Company is the United States Dollar (“US$” or “$” ). The Company’s direct wholly-owned operating subsidiaries in Hong Kong, mainland China, the Netherlands and the Serbia, use their respective currencies, Hong Kong dollar (“HK$”), Renminbi (“RMB”) and Euro (“EUR”), as their functional currencies.

The unaudited condensed financial statements of the Company’s direct wholly-owned operating subsidiaries were translated into the U.S. dollar using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in functional currencies at the balance sheet date were translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency was translated at the historical rate of exchange at the time of the capital contribution. Because cash flows were translated based on the average exchange rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income/ (loss) included in unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s unaudited condensed consolidated statements of operations and comprehensive loss.

The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements:

	September 30, 2024		March 31, 2024		September 30, 2023
	Period-end spot rate	Average rate	Period-end spot rate	Average rate	Period-end spot rate	Average rate
US$ against RMB	US$1=RMB7.0176	US$1=RMB7.2023	US$1=RMB7.2203	US$1=RMB7.1671	US$1=RMB7.2960	US$1=RMB7.1287
US$ against EUR	US$1=EUR0.8973	US$1=EUR0.9194	US$1=EUR0.9267	US$1=EUR0.9218	US$1=EUR0.9448	US$1=EUR0.9186
US$ against HK$	US$1=HK$7.7693	US$1=HK$7.8084	US$1=HK$7.8259	US$1=HK$7.8246	US$1=HK$7.8308	US$1=HK$7.8317
US$ against RSD	US$1=RSD107.54	US$1=RSD105.00	*	*	*	*

*	There is no RSD transaction during the periods presented.

(e)	Cash

Cash consists of cash on hand and cash in bank. The Company maintains cash with various financial institutions primarily in HK, mainland China, the Netherlands and the Serbia. The Company has not experienced any losses in bank accounts.

(f)	Restricted Cash

Restricted cash consists of rental guarantee deposits and escrow deposits. The rental guarantee deposit for the Company’s office located in the Netherlands cannot be withdrawn without certain approval or notice. Escrow deposits in the designated escrow account are to cover possible indemnification claims against the underwriters for a period of 12 months from the closing of the IPO. The amount of designated escrow account was $200,000 and $200,000 as of September 30, 2024 and March 31, 2024, respectively. As of September 30, 2024 and March 31, 2024, the Company had restricted cash of $209,622 and $209,317, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g)	Accounts receivable

Accounts receivable represents the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less the expected credit losses of accounts receivable. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company considers many factors in assessing the expected credit losses model, such as size, the age of the accounts, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts, along with reasonable and supportable forecasts as a basis to develop the Company's expected loss estimates. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive loss. Delinquent account balances are written off against the credit losses of accounts receivable after management has determined that the likelihood of collection is remote. The Company adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil recognized as of April 1, 2023. As of September 30, 2024 and March 31, 2024, there were no credit losses recorded as the Company considers all of the outstanding accounts receivable fully collectible.

(h)	Inventories, net

Inventories, primarily consisting of raw materials, work-in-process, finished goods and inventory in transit, are stated at the lower cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. For the six months ended September 30, 2024 and 2023, write-downs of inventories to net realizable value, recognized in cost of sales, amounted to $108,257 and $73,643, respectively.

(i)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and are depreciated on a straight-line basis over the estimated useful lives of the assets as follows. Land is not depreciated since it has an indefinite useful life.

Category	Estimated useful lives
Machinery and equipment	2 – 10 years
Office equipment, furniture and fixtures	2 – 5 years
Leasehold improvements	Lesser of useful life and lease terms
Motor vehicle	4 years
Land	Indefinite

Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use.

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterments that extend the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the unaudited condensed consolidated statements of operations and comprehensive loss in other income or expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)	Intangible assets, net

Intangible assets are stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible assets are expected to be consumed or otherwise used up. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the asset as follows:

Category	Estimated useful lives
Software	5 years

(k)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of the carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairments of these long-lived assets as of September 30, 2024 and March 31, 2024, respectively.

(l)	Deferred Initial Public Offering (“IPO”) Costs

The Company complies with the requirement of the Accounting Standards Codification (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, consulting, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. With the completion of the IPO on January 17, 2024, the deferred offering costs have been charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred IPO costs amounted to nil as of September 30, 2024 and March 31, 2024, respectively.

(m)	Fair value measurement

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Fair value measurement (cont.)

Financial assets and liabilities of the Company primarily consisted of cash, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, income tax payable, and accrued expenses and other current liabilities. As of September 30, 2024 and March 31, 2024, the carrying amounts of the Company’s financial instruments approximated to their fair value of the respective assets and liabilities based upon the short-term nature of these assets and liabilities.

The Company believes that the carrying amount of long-term loans, current portion approximate fair value at September 30, 2024 and March 31, 2024 based on the terms of the borrowings and current market rates, as the rates of the borrowings are reflective of the current market rates.

(n)	Commitments and contingencies

From time to time, the Company may be a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended September 30, 2024 and 2023, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations, and cash flows.

The Company had contractual payment obligations under its operating lease agreements with the landlords.

The Company also had equipment purchase agreements with two independent third-party vendors, with a future payment of $2,524,923 by the December 2024 and $822,408 in November 2024, respectively. The future payment of the equipment purchase agreements had been extended until the completion of the Serbia manufacturing plant.

(o)	Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Revenue recognition (cont.)

The Company manufactures and sells interconnect products, including connectors, cables and wire harnesses.

The Company recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products to its customers on a gross basis, because the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have single performance obligation as the promise is to transfer the individual goods at a fixed price to customers, and there are no other separately identifiable promises or financial component in the contracts.

The Company’s revenue is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentives to customers. Revenue is reported net of value added tax (“VAT”).

Disaggregation of Revenue

The Company disaggregates its revenue from contracts by product category and geographic regions, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended September 30, 2024 and 2023 are disclosed in Note 16 to these unaudited condensed consolidated financial statements.

Contract assets and liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer. Other than accounts receivable, the Company had no other material contract assets recorded on its unaudited condensed consolidated balance sheets as of September 30, 2024 and March 31, 2024, respectively.

The Company’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the Company’s products are delivered, and are recorded as “advance from customers” on the unaudited condensed consolidated balance sheets. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expenses when incurred. Advance from customers amounted to $151,594 and $207,293 as of September 30, 2024 and March 31, 2024, respectively. Revenue included in the beginning balance of advance from customers and recognized in the six months ended September 30, 2024 and 2023 amounted to and $207,293 and $186,874, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p)	Cost of revenue

Cost of revenue consists primarily of (i) cost of materials (ii) labor costs, (iii) inventory write-down (iv) depreciation and amortization, (v) rental expenses for the factory and employee dormitory. Depreciation and amortization of manufacturing facilities and warehouses attributable to manufacturing activities are capitalized as part of the cost of inventory, and expensed in costs of revenues when the inventory is sold.

(q)	Selling expenses

Selling expenses mainly consist of (i) freight fees and transportation fees; (ii) staff costs, rental and depreciation related to selling and marketing functions; and (iii) marketing and entertainment expenses for promotion; and (iv) free sample expenses incurred for obtaining new customers and sales orders.

(r)	General and administrative expenses

General and administrative expenses mainly consist of (i) staff costs, rental and depreciation related to general and administrative personnel; (ii) professional service fees; and (iii) other corporate expenses.

(s)	Research and development (“R&D”) expenses

Research and development expenses mainly consist of (i) costs of raw material for the research and development activities; and (ii) salaries, welfare and insurance expenses paid to R&D employees and (iii) manufacturing expenses for producing samples related to research and development activities.

(t)	Government Subsidies

Government subsidy is recognized when there is a reasonable assurance that the Company will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s unaudited condensed consolidated statements of operations and comprehensive loss when the grant becomes receivable. Government subsidies received and recognized as other income totaled $138,845 and nil for the six months ended September 30, 2024 and 2023, respectively.

(u)	Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefits and housing funds are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss amounted to $ 231,525 and $193,143 for the six months ended September 30, 2024 and 2023, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	Leases

The Company leases premises for factory and offices under non-cancellable operating leases.

On April 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). ASC 842 requires that lessees recognize right-of-use (“ROU”) assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease on the unaudited condensed consolidated balance sheets that affects how the leases are measured and presented in the statement of operations and statement of cash flows (see Note 10).

Right-of-use (“ROU”) assets represent the Company’s right to use underlying assets including factory, vehicles and production equipment for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset, and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses and finance lease amortization expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets and finance lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The Company has both operating lease and finance lease.

For operating lease, lease expense is recorded on a straight-line basis over the lease term. The amortization of the right-of-use asset is calculated as the difference between the straight-line lease expense and the interest calculated on the lease liability. For finance lease, the amortization of the right-of-use asset is calculated on a straight-line basis over the lease term.

Operating lease liabilities and finance lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w)	Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company records interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying unaudited condensed consolidated statements of operations. Accrued interest and penalties are included on the related tax liabilities line in the unaudited condensed consolidated balance sheets. The Company does not believe that there were any uncertain tax positions as of September 30, 2024 and March 31, 2024, respectively.

The Company’s operating subsidiary in mainland China is subject to examination by the relevant PRC tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 ($15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

The Company’s operating subsidiary in Hong Kong are subject to examination by the Hong Kong Inland Revenue Department (the “HKIRD”) if the HKIRD has doubts regarding the source of income, the completeness and accuracy of the tax returns filed by the taxpayers. According to the Inland Revenue Ordinance, the taxpayers are required to keep sufficient records of income and expenditure for a period of not less than seven years to enable the assessable profits to be readily ascertained.

(x)	Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The Company is subject to VAT and related surcharges on revenue generated from sales of products. The Company records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

The VAT is based on gross sales price. The mainland China VAT rate is 13% for taxpayers selling consumer products, and was 16% prior to April 1, 2021. The primary applicable rate of the Netherlands VAT is 21% for the six months ended September 30, 2024 and 2023 and no VAT tax in Hong Kong.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y)	Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (the “CODM”) in order to allocate resources and assess the performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has one operating segment as defined by ASC 280 (see Note 16).

(z)	(Loss)/ earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to shareholders of the Company by the weighted average Ordinary Shares outstanding during the period. Diluted EPS take into account the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised and converted into Ordinary Shares. As of September 30, 2024 and March 31, 2024, there were no dilutive shares.

(aa)	Comprehensive loss

Comprehensive loss consists of two components, net (loss)/income and other comprehensive income/ (loss). The foreign currency translation adjustment resulting from translation of the unaudited condensed consolidated financial statements expressed in RMB and other foreign currencies to US$ is reported in other comprehensive income/ (loss) in the unaudited condensed consolidated statements of comprehensive loss.

(bb)	Concentration and credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, restricted cash and accounts receivable. As of September 30, 2024 and March 31, 2024, the aggregate amounts of cash and restricted cash of $721,215 and $2,672,506, respectively, were held at major financial institutions located in mainland China, and the aggregate amounts of cash and restricted cash of $3,278,213 and $3,062,241, respectively, were deposited with major financial institutions located outside mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by a group of counterparties that share similar attributes. Substantially all of the Company’s sales are made to customers that are located primarily in Europe, Asia and the Americas. The Company’s operating results could be adversely affected by government policies on exporting businesses, foreign exchange rate fluctuations, and local market condition changes.

There were three customers who accounted for approximately 10.0%, 14.7% and 11.7% of total revenue for the six months ended September 30, 2024. There were two customers who accounted for approximately 20.8% and 10.7% of total revenue for the six months ended September 30, 2023.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(bb)	Concentration and credit risk (cont.)

There were two customer who accounted for approximately 23.2% and 10.1% of the accounts receivable balance as of September 30, 2024. There were two customers who accounted for approximately 21.6% and 10.4% of the accounts receivable balance as of March 31, 2024.

There was one supplier who accounted for approximately 10.1% of total purchases for the six months ended September 30, 2024. There was no single supplier that accounted for over 10% of the Company’s total purchases for the six months ended September 30, 2023.

There was one supplier who accounted for approximately 10.8% of the accounts payable balance as of September 30, 2024. There were three suppliers who accounted for approximately 10.7%, 10.6% and 10.2% of the accounts payable balance as of March 31, 2024.

(cc)	Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Related parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

(dd)	Risks and uncertainties

The Company has substantial operations in China through its PRC subsidiaries. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

The uncertainties associated with the ongoing Russia-Ukraine war may cause the Company’s future revenue and cash flows to underperform due to significant increases in raw material purchase prices and disruptions of the global supply chain. Any potential impact on the Company’s operating results will depend, to a large extent, on future developments and new information that may emerge regarding the duration and the new development of the Russia-Ukraine war, of which are beyond the Company’s control and cannot be reasonably predicted as of the date of this report.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ee)	Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and will not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its unaudited condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluating the impact of adopting this new guidance on its unaudited condensed consolidated financial statement.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

3.	ACCOUNTS RECEIVABLE

Accounts receivable amounted to $3,256,687 and $2,750,214 as of September 30, 2024 and March 31, 2024, respectively. There was no allowance for credit losses recorded for both years as all of the accounts receivable balance as of September 30, 2024 and March 31, 2024 were considered collectible.

Approximately 96.7% or US$3.15 million of the September 30, 2024 accounts receivable balance has been subsequently collected as of the date the Company’s unaudited condensed consolidated financial statements are released. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

	Balance as of		% of
	September 30, 2024	Subsequent Collection	subsequent collection
Accounts receivable by aging bucket	(Unaudited)
Overdue	$671,953	$670,188	99.7%
Not yet due	2,584,734	2,478,978	95.9%
Total gross accounts receivable	3,256,687	3,149,166	96.7%
Allowance for credit losses	—	—	—
Accounts receivable, net	$3,256,687	$3,149,166	96.7%

4.	INVENTORIES

Inventories consisted of the following:

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Raw materials	$1,048,039	$1,374,648
Work in process	113,537	235,194
Finished goods	226,465	77,310
Inventory in transit (Note A)	579,783	336,304
Inventories	$1,967,824	$2,023,456

Note A: Inventory in transit represents products shipped but not received by customers as of the balance sheet dates.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)

Deductible VAT-Input(1)	$632,570	$477,696
Income tax recoverable(2)	704,650	696,531
Advances to vendors(3)	315,158	255,550
Security deposits(4)	40,989	-
Others	44,087	44,628
Prepaid expenses and other current assets	$1,737,454	$1,474,405

(1)	The Company’s PRC and Netherlands subsidiaries, CCSC Interconnect DG and CCSC Interconnect NL are VAT general taxpayers which are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. Deductible VAT- Input represents the qualified input VAT from purchase of raw materials exceeds the output VAT from sales of products. Such amount can be used to offset future VAT tax liabilities. During the fiscal year 2024, the Company made a revision of $427,726 and revise the prior period financial statements, as detailed in Note 17.

(2)	The Company’s Hong Kong subsidiaries, CCSC Technology Group and CCSC Interconnect HK, make income tax prepayments to Hong Kong based on estimated taxable income based on the preceding year’s taxable income. This payment is used to offset against the actual income tax liability which assessed by local tax authority at year-end based on actual taxable income generated by CCSC Technology Group and CCSC Interconnect HK. Any overpayment will be refundable in accordance with Hong Kong tax laws when the final income tax liability is determined based on actual taxable income generated during the year.

(3)	Advances to vendors primarily consist of prepayments to suppliers for raw material purchases, a prepayment for directors &officers liability insurance and a prepayment for marketing promotions.

(4)	Security deposits represent rental security payment to the landlords, which will be refunded within one year upon maturity of the leases.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Machinery equipment	$2,420,754	$2,333,707
Land(1)	526,753	-
Office equipment	535,049	508,389
Leasehold improvements	418,981	413,129
Automobile	160,750	157,841
Furniture	11,788	11,702
Subtotal	4,074,075	3,424,768
Less: accumulated depreciation	(3,392,733)	(3,225,867)
Property, plant and equipment, net	$681,342	$198,901

(1)	In June 2024, CCSC Technology Serbia signed a purchase agreement on real estate to purchase 4 lots of agricultural land located in Serbia.

Depreciation expense was $88,632 and $78,262 for the six months ended September 30, 2024 and 2023, respectively.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Software	$621,428	$521,833
Less: accumulated amortization	(517,660)	(483,650)
Intangible asset, net	$103,768	$38,183

Amortization expense was $19,535 and $35,946 for the six months ended September 30, 2024 and 2023, respectively.

8.	Other non-current assets

Other non-current assets consisted of the following:

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Prepayment of long-term equipment and mold model (1)	$3,636,389	$3,637,002
Deposits and others (2)	96,684	116,644
Other non-current assets	$3,733,073	$3,753,646

(1)	Prepayment of long-term equipment and mold model are prepayments to suppliers for equipment and molds, which will be recognized as fixed assets when available in the future.

(2)	Deposits are rental security payment to the landlords that the Company will hold for more than one year, which will be refunded upon maturity of the leases.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Accrued payroll and employee benefits(a)	$1,192,033	$1,325,178
Others(b)	141,597	198,665
Total	$1,333,630	$1,523,843

(1)	Accrued payroll and employee benefits mainly include employee salary accrued for current month and is to be paid in the following month, plus accrued employee social security insurance and housing fund in accordance with PRC labor laws.

(2)	Others mainly include rental fee payables, utilities fee payables and other professional fee payables to support the Company’s daily operations.

10.	LEASES

At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. ROU assets represent the Company’s right to use an underlying asset over the lease term and lease liabilities represent the Company’s obligation to make lease payments derived from the lease.

Operating lease and finance lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. Rent expense is recognized on a straight-line basis over the lease terms.

On September 1, 2022, the Company renewed a lease for plants with original lease term expired on August 31, 2022 and extended the lease term for another five years to August, 2027.

On November 7, 2023, the Company renewed an equipment lease with original leases term expired on August 20, 2023 and extended the lease term for another five years to February 19, 2028. The Company will have ownership of the equipment upon maturity of the leases.

On November 23, 2023, the Company renewed office leases by combining two leases that expired on November 31, 2023 and extending the lease term for another two years to November 30, 2025.

Balance sheet information related to ROU assets and lease liabilities are as follows:

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Operating lease right-of-use assets	$2,574,601	$2,504,303
Operating lease right-of-use assets- accumulated amortization	(1,133,008)	(845,006)
Operating lease right-of-use assets, net	$1,441,593	$1,659,297

Operating lease liabilities, current	$517,985	$506,061
Operating lease liabilities, non-current	961,965	1,184,056
Total operating lease liabilities	$1,479,950	$1,690,117

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Finance lease right-of-use assets	$23,077	$22,429
Finance lease right-of-use assets- accumulated amortization	(7,162)	(4,641)
Finance lease right-of-use assets, net	$15,915	$17,788

Finance lease liabilities, current	$4,682	$4,454
Finance lease liabilities, non-current	11,739	13,709
Total finance lease liabilities	$16,421	$18,163

10.	LEASES (cont.)

The weighted average remaining lease terms and discount rates for the operating lease as of September 30, 2024 and March 31, 2024 are as follows:

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Remaining lease term and discount rate:
Weighted average remaining lease term (years)
Operating lease	2.83	3.24
Finance lease	3.39	3.89
Weighted average discount rate
Operating lease	4.74%	4.72%
Finance lease	4.30%	4.30%

(1)	The weighted-average discount rate is calculated on the basis of both (i) the discount rate for the lease that was used to calculate the lease liability balance for each lease as of the reporting date; and (ii) the remaining balance of the lease payments for each lease as of the reporting date. The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

The components of lease expense for the six months ended September 30, 2024 and 2023 are as follows:

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Operating lease:
Operating lease expense	$293,719	$295,768
Short-term lease expense	22,314	4,290
Total operating lease expenses	316,033	300,058
Finance leases:
Amortization expense	2,326	-
Interest expense	372	-
Total finance lease expenses	2,698	-
Total lease expenses	$318,731	$300,058

For the six months ended September 30, 2024 and 2023, cash paid for operating leases are $287,263 and $288,667, and cash paid for finance leases are $2,580 and nil, respectively.

The following table summarizes the maturity of lease liabilities and future minimum payments of leases as of September 30, 2024:

	Operating lease	Finance lease
Twelve months ending September 30,
2025	$294,148	$2,648
2026	551,533	5,296
2027	517,393	5,296
2028	215,580	4,414
Total lease payments	1,578,654	17,654
Less: imputed interest	(98,704)	(1,233)
Total lease liabilities	$1,479,950	$16,421

11.	BANK LOAN and LOAN FACILITIES

In June 2020, the Company’s subsidiary, CCSC Technology Group, entered into a bank loan agreement with Bank of China (HK) Limited (“BOCHK”) to borrow $464,354 (HK$3,600,000) as working capital for three years (from June 30, 2020 to June 29, 2023), at a fixed interest rate of 2.5% per annum. The Company repaid $39,725 to BOCHK during the six months ended September 30, 2023. There were no loan balances as of September 30, 2024 and March 31, 2024, respectively. The loan is jointly guaranteed by a third-party, Hong Kong Mortgage Corporation Limited (“HKMCI”), and the Company’s controlling shareholders, Dr. Chi Sing Chiu and his spouse, Ms. Woon Bing Yeung (See Note 13).

In August 2021, the Company’s subsidiary, CCSC Interconnect HK, obtained certain line of credit approvals from BOCHK, including (1) a revolving export invoice discounting (“EID”) facility with a maximum borrowing capacity of $1,929,409 (HK$15,000,000), (2) a revolving loan facility with a maximum borrowing capacity of $385,882 (HK$3,000,000) and (3) a forex hedging facility with maximum borrowing capacity of $257,255 (HK$2,000,000). These loan facilities will be used for working capital purposes. There were no loan balances as of September 30, 2024 and March 31, 2024, respectively.

Pursuant to the facilities agreement, the Company should cease to use the BOCHK line of credit including EID facility, revolving credit facility and forex hedging facility when it listed on any stock exchanges. Therefore, the Company ceased using the credit in May 2024 after it listed on the Nasdaq Capital Market on January 2024.

Interest expenses incurred for the long-term loan, EID facility and revolving loan facility amounted to nil and $228 for the six months ended September 30, 2024 and 2023, respectively.

12.	TAXATION

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands and the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands or the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2019 published by Hong Kong government, effective April 1, 2019, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$ 2 million of assessable profits was reduced to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. CCSC Technology Group and CCSC Interconnect HK were subject to Hong Kong profit tax during the periods presented.

Serbia

Our subsidiary, CCSC Technology Serbia, which was incorporated and operates in the Serbia, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 15%. CCSC Technology Serbia was not subject to any income tax, as it was established in February 2024 and did not have taxable income during the six months ended September 30, 2024 and 2023.

Netherlands

CCSC Interconnect NL, which was incorporated in the Netherlands, is subject to enterprise income tax on their worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR 200,000 (EUR 395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will continue to be taxed at the existing 25.8% tax rate in 2024, 2023 and 2022. CCSC Interconnect NL was not subject to income tax, as it had no taxable income during the six months ended September 30, 2024 and 2023.

12.	TAXATION (cont.)

Mainland China

Generally, CCSC Interconnect DG is considered mainland China resident enterprises under the PRC tax law, are subject to enterprise income tax on their worldwide taxable income, as determined under the PRC tax laws and accounting standards at a statutory income tax rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, CCSC Interconnect DG, is qualified as HNTE since December 2, 2019, and renewed its HNTE status on December 22, 2022. Therefore, CCSC Interconnect DG is eligible to enjoy a preferential tax rate of 15% from 2022 to 2024 to the extent it has taxable income under the EIT Laws. Tax saving as a result of HNTE were $83,039 and $50,706 for the six months ended September 30, 2024 and 2023, respectively. The benefit of the tax saving on net income per share (basic and diluted) was $0.01 and $0.01 for the six months ended September 30, 2024 and 2023, respectively.

The EIT Laws also impose a withholding income tax of 10% on dividends distributed by a Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the FIE satisfies the criteria for “beneficial owner” under Circular No. 9, which was issued by the State Administration of Taxation in February 2018, and the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax on the retained earnings of its FIEs China, as the Company intends to reinvest all earnings in China to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

The income tax provision consisted of the following components:

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Current income tax expense	$-	$8,347
Deferred income tax benefit	(191,820)	(79,198)
Total income tax benefit	$(191,820)	$(70,851)

The pretax income by major tax jurisdictions is as follows:

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Income/(loss) before tax
PRC	$80,129	$(153,096)
Hong Kong	(1,064,176)	428,710
Serbia	(47,844)	-
Other	95,751	67,149
Total	(936,140)	342,763

Income tax (benefit)/expense
PRC	(34,949)	(79,198)
Hong Kong	(155,386)	8,347
Serbia	(1,485)	-
Total income tax benefit	$(191,820)	$(70,851)

12.	TAXATION (cont.)

A reconciliation between the Company’s actual provision for income taxes and the provision under the PRC statutory rate is as follows:

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
(Loss)/income before income tax expense	$(936,140)	$342,763
Income tax rate – mainland China	25%	25%
Computed income tax (benefit)/expense with statutory EIT tax rate	(234,035)	85,691
Additional deduction for R&D expenses	(83,039)	(50,706)
Effect of preferential tax of PRC subsidiary	23,299	18,995
Effect of preferential tax of Hong Kong subsidiary	-	(16,947)
Changes in valuation allowance	(7,098)	3,074
Effect of income tax rate differences in jurisdictions other than mainland China*	72,817	13,902
Tax effect of non-taxable income and non-deductible items	36,236	(124,860)
Income tax benefit	$(191,820)	$(70,851)

*	The effect of different tax rates in jurisdictions other than PRC derived from CCSC Technology Group, CCSC Interconnect HK and CCSC Technology Serbia.

As of September 30, 2024 and March 31, 2024, the significant components of the deferred tax assets were summarized below:

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Deferred tax assets:
Inventory provision allowance	$66,792	$67,075
Net operating loss carried forward	536,162	341,335
Total deferred tax assets	602,954	408,410
Valuation allowance	(114,764)	(121,016)
Deferred tax assets, net	$488,190	$287,394

The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. As of September 30, 2024 and March 31, 2024, the Company’s subsidiary, CCSC Technology Group, reported a net operating loss of $695,539 and $733,431, respectively. As CCSC Technology Group suffered net operating losses in prior periods as a holding company in Hong Kong, the Company has concluded that it is more likely than not that the deferred tax assets generated from CCSC Technology Group would not be utilized in the future. Accordingly, the Company provided valuation allowance of $114,764 and $121,016 for the deferred tax assets of CCSC Technology Group as of September 30, 2024 and March 31, 2024, respectively.

As of September 30, 2024 and March 31, 2024, net operating loss carryforwards of our PRC subsidiary amounted to $1,413,123 and $1,162,802, respectively, which will expire in 2033 and 2034, if not used. As of September 30, 2024 and March 31, 2024, net operating loss carryforwards of our Hong Kong subsidiaries amounted to $1,922,209 and $1,011,604, respectively, which have no expiration date and will be carried forward indefinitely. These net operating loss carryforwards allow our subsidiary to offset future taxable income with these losses and potentially reduce its tax liabilities in profitable years.

12.	TAXATION (cont.)

The movements of valuation allowance of deferred tax assets are as follows:

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Balance at beginning of the period	$121,016	$90,991
Additions	-	29,751
Decrease	(7,098)	-
Foreign currency translation adjustments	846	274
Balance at end of the period	$114,764	$121,016

As of September 30, 2024 and March 31, 2024, the Company had income taxes payable of $12,050 and $11,668, respectively.

The Company also had income tax recoverable of $704,650 and $696,531 as of September 30, 2024 and March 31, 2024, respectively. The Company’s Hong Kong subsidiaries, CCSC Technology Group and CCSC Interconnect HK, make income tax prepayment to Hong Kong tax authority based on the preceding year’s taxable income. This payment is used to offset against the actual income tax liability which assessed by local tax authority at year-end based on actual taxable income generated by CCSC Technology Group and CCSC Interconnect HK. Any overpayment will be refundable in accordance with Hong Kong tax laws when the final income tax liability is determined based on actual taxable income generated during the year (see Note 5).

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and March 31, 2024, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended September 30, 2024 and 2023, the Company did not have any significant interest or penalties related to potential underpaid income tax expenses.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. According to Hong Kong Inland Revenue Ordinance, the year of assessment or within six years after the year of assessment are subject to examination for by the Hong Kong tax authorities.

13.	RELATED PARTY TRANSACTIONS

Related parties

The Company’s related parties with which the Company had transactions include its subsidiaries, any director or executive officers of the Company and his or her immediate family members, as well as any shareholders owning more than 5% of the Company’s Ordinary Shares.

Name of Related Party	Relationship to the Company
Dr. Chi Sing Chiu	The controlling shareholder and chairman of the board of director of the Company

Ms. Woon Bing Yeung	A shareholder of the Company and spouse of Dr. Chi Sing Chiu

13.	RELATED PARTY TRANSACTIONS (cont.)

The balance of related parties as of September 30, 2024 and March 31, 2024 was nil. There were no related party transactions for the six months ended September 30, 2024 and 2023, respectively.

Loan guarantee provided by related parties

In connection with the Company’s long-term loan borrowed from BOCHK and line of credit agreements with BOCHK for the EID facility, revolving loan facility and forex hedging facility, the Company’s controlling shareholder and chairman of the board, Dr. Chi Sing Chiu, and his spouse, Ms. Woon Bing Yeung, jointly provided loan guarantees to the Company’s borrowing from BOCHK (see Note 11).

14.	Equity

Ordinary Shares

On October 19, 2021, the Company was incorporated in the Cayman Islands and had an initial authorized share capital of US$50,000 divided into 50,000,000 Ordinary Shares with a par value of US$0.001 each.

On May 5, 2022, the Company’s authorized and issued shares of par value US$0.001 each was subdivided into 2 shares of par value US$0.0005 each (the “Subdivision”), and following the Subdivision, the authorized share capital of US$50,000 was divided into 100,000,000 Ordinary Shares with a par value of US$0.0005 each, and the issued share capital was US$10 divided into 20,000 Ordinary Shares with a par value of US$0.0005 each, with the shareholder’s shareholding ratio remaining unchanged.

Immediately following the Subdivision, pursuant to the director’s written resolutions on May 5, 2022, a total of 9,980,000 Ordinary Shares were allotted and issued to the shareholders in proportion to their respective shareholdings.

On January 17, 2024, the Company completed its initial public offering and was listed on the Nasdaq Capital Market under the symbol “CCTG”. 1,375,000 Ordinary Shares were issued at a price of $4.0 per share. On February 8, 2024, the underwriters exercised their over-allotment option in full to purchase an additional 206,250 Ordinary Shares of the Company at the public offering price of US$4.0 per share. The net proceeds were $3.6 million after deducting underwriting discounts and commissions, and other issuance expenses.

On September 10, 2024, the authorized share capital of the Company was increased from 100,000,000 Ordinary Shares to 500,000,000 Ordinary Shares of a par value of US$0.0005 each. The Company also implemented a dual class structure of its share capital, and reclassified the authorized share capital of 500,000,000 Ordinary Shares to 495,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares.

As of September 30, 2024 and March 31, 2024, the Company’s issued Class A Ordinary Shares were 6,581,250 and 6,581,250, respectively, and issued Class B Ordinary Shares were 5,000,000 and 5,000,000, respectively.

15.	RESTRICTED NET ASSETS

A significant portion of the Company’s operations are conducted through its PRC subsidiary. The Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiary. Relevant PRC and regulations permit payments of dividends by PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after an entity has met the requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the board of directors of the Company. Paid-in capital of our PRC subsidiary included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer a portion of their net assets to the Company. As of September 30, 2024 and March 31, 2024, net assets restricted in the aggregate, which included paid-in capital and statutory reserve funds of the Company’s PRC subsidiary, that were included in the Company’s consolidated net assets, were approximately $2,411,781 and $1,943,767, or 20% and 16% of the Company’s total net assets, respectively.

16.	SEGMENT INFORMATION

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that it only has one operating segment.

Revenue by products

The Company’s revenue derived from different products are as below:

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Cable and wire harness	$8,604,502	$6,887,303
Connectors	613,957	616,217
Total	$9,218,459	$7,503,520

Geographic information

The majority of the Company’s revenue for the six months ended September 30, 2024 and 2023 was generated from product sales to different geographic areas including Europe, Asia and Americas. The following table sets forth the disaggregation of revenue by geographic area:

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Europe	$5,626,272	$4,336,284
Asia	2,736,289	2,388,511
Americas	855,847	778,725
Others	51	-
Total	$9,218,459	$7,503,520

Long-lived assets by Geography

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Europe	$548,118	$38,274
Asia	5,427,573	5,629,541
Total	$5,975,691	$5,667,815

17.	REVISION

For the fiscal year 2021 and prior periods, some suppliers assumed a portion of the VAT as a price discount for certain purchases. For these purchases, the Company improperly accounted for VAT by calculating the VAT amount based on the inventory value and the statutory VAT rate of 13%, which exceeded the VAT amount indicated on the VAT invoices received from the suppliers. As a result, prepaid and other current assets was overstated by $427,746. While the error impacted income in prior years, the Company does not believe it could recover the taxes it paid. Accordingly, the Company did not recognize a tax benefit.

The Company assessed the materiality of this error and concluded that the error was not material to any of the Company’s previously issued financial statements taken as a whole. Therefore, the Company revised prior year financial statements to reduce prepaid and other current assets by $474,726 to correct for this error. This revision did not affect the Company’s unaudited condensed consolidated statements of operations and comprehensive loss or unaudited condensed consolidated statements of cash flows for the years ended September 30, 2024 and 2023.

The following table summarized the corrections made to the previously reported unaudited condensed consolidated financial statements as of September 30, 2023 and consolidated financial statements as of March 31, 2023.

	As of March 31, 2023
Financial items	As previously reported	Adjustment	As revised
Retained earnings	10,214,692	(427,746)	9,786,946
Total shareholders’ equity	$10,919,013	$(427,746)	$10,491,267

	As of September 30, 2023
Financial items	As previously reported	Adjustment	As revised
Retained earnings	10,628,306	(427,746)	10,200,500
Total shareholders’ equity	$10,700,648	$(427,746)	$10,272,902

18.	SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date of the consolidated financial statements which were issued, and determined that no other events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

On October 15, 2024, the Company registered 2,200,000 Class A ordinary shares issuable pursuant to the 2024 Performance Incentive Plan.